EXHIBIT 3(C)
Date
Name
Street Address
City, State Zip
Dear                     :
I am pleased to inform you that the Board of Directors has approved your initial equity grant of                      Stock Options and                      shares of Restricted Stock, which was outlined in your offer letter.
In your position as                                         , you will be eligible for future stock equity grants, which will be based on individual performance against objectives as well as competitive market practices regarding eligibility, grant size and vesting. G&K will count on you to deliver results and help move the company forward.
Stock Option
Your stock option award gives you the opportunity to buy G&K stock at $                      per share, the price of G&K stock as of market close on the                      grant date. Stock Option shares will vest in three annual installments, (___, ___and ___shares respectively), subject to the terms of the 1998 G&K Services, Inc. Stock Option and Compensation Plan.
Restricted Stock
Your Restricted Stock award will vest in equal installments over the next five years (___shares will vest each year). You will be responsible to pay all applicable taxes upon the vesting of your shares. At that time you will receive communication from Mellon Investor Services regarding the taxes owed.
Stock Ownership Requirements
The G&K Board of Directors established executive stock ownership requirements for members of the executive committee—the executives primarily responsible for defining and executing G&K’s business strategy. The ownership approach adopted by the Board creates ownership naturally by requiring executives to hold a portion of equity compensation granted by the Board.
Ownership Requirements: While an active employee, you are required to hold for three years 50% of all shares granted, net of the number of shares needed to cover estimated taxes and exercise costs (see example attached). This holding requirement applies to restricted stock at the time of vesting and stock options at the time of exercise.
Additional information is enclosed regarding the details of G&K’s on-line Equity Plan administration process, provided through Mellon Investor Services.
Congratulations on your equity awards. We look forward to working with you.
Best Regards,
Richard L. Marcantonio
Chairman and Chief Executive Officer
Enclosures